SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of November


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                     Form 20-F      X      Form 40-F
                               -----------           -----------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                       Securities Exchange Act of 1934.)


                         Yes               No     X
                             -----------     ------------


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V.
           dated November 14, 2006 publishing the third quarter 2006
                                    results.

                    VDM Third Quarter 2006 Results


    -- Van der Moolen reports a net loss, excluding impairment of intangibles, derecognition of deferred tax assets and severance payments expenses, of EUR 0.7 million attributable to its common shareholders for the third quarter of 2006.

    -- Severance payments expenses negatively affected net result by EUR 0.4 million;

    -- Impairment intangibles and derecognition of deferred tax assets related to our US operations negatively affected net result by EUR 34.2 million;

    -- Net loss of EUR 35.3 million or EUR 0.78 per common share in the third quarter of 2006. Excluding impairment intangibles, derecognition of deferred tax assets and severance payments expenses loss per common share amounts to EUR 0.02.


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Nov. 14, 2006--Van der Moolen Holding NV (NYSE:VDM) (Amsterdam:VDMN):


Key Figures
----------------------------- ---------------------- -----------------
Euros millions         3rd    3rd quarter    2nd       9 months
                      quarter     2005     quarter
                       2006                  2006
                                                      2006  2005
----------------------------- ---------------------- -----------------
Revenues                33.1   26.7    24% 40.5 -18% 112.6  81.3   38%
----------------------------- ---------------------- -----------------
Operating profit
 (loss)                (18.1)   8.8  -306% (5.3)242%   5.9  21.8  -73%
----------------------------- ---------------------- -----------------
Profit (loss) from
 continuing
 operations            (39.5)   3.4 -1262% (7.7)413% (33.2)  9.2 -461%
----------------------------- ---------------------- -----------------
Profit (loss)
 attributable to
 common equity
 holders of the
 Company               (35.3)   2.3 -1635% (9.4)276% (33.6)  5.6 -700%
----------------------------- ---------------------- -----------------
Guarantee capital      352.2  400.7   -12%414.7 -15% 352.2 400.7  -12%
----------------------------- ---------------------- -----------------
Per common share data
 (Euros x 1)
----------------------------- ---------------------- -----------------
Profit (loss) from
 continuing
 operations            (0.78)  0.06 -1427%(0.21)275% (0.74) 0.14 -616%
----------------------------- ---------------------- -----------------
Profit (loss)          (0.78)  0.06 -1397%(0.21)270% (0.74) 0.14 -604%
----------------------------- ---------------------- -----------------

----------------------------- ---------------------- -----------------
Average US
 dollar/Euro rate       0.78   0.82    -4% 0.80  -1%  0.80  0.79    2%
----------------------------- ---------------------- -----------------


    Richard den Drijver , CEO of Van der Moolen Holding NV
("VDM") commented:

    "Q3 has been a disappointing quarter for VDM, both in revenues and because of the impairment we had to take on our US business and the tax positions in the US. Although revenues from our European operations have been developing according to budget, our NYSE Specialist operation saw a further decline. On October 6th, the NYSE started to roll out the Hybrid Market Model in phases. VDMS is well prepared and we believe that the Hybrid Market Model will automate much of our activity and will allow us to become more efficient and cost effective at the point of sale. However, we foresee lower future revenues of VDMS due to the implementation of the Hybrid Market Model. Recently, we made investments in new equity markets (CBOE Stock Exchange and ISE Stock Exchange) as investors and active market participants, which will enable us to diversify our US operations. The related new activities will fit into our long-term growth plan and will be fully operational in 2007."

    Impairment of intangibles and derecognition of deferred tax assets

    The Group's accounting policies for goodwill and specialist assignments are described in detail in our Annual Report 2005. As outlined in our press release dated October 9, 2006, the significant decline in principal trading revenues of VDM Specialists USA ("VDMS") during the third quarter 2006 indicated that goodwill and specialist assignments attributable to this business segment should be evaluated for possible impairment. We have engaged an independent business valuation firm to assist us in the analysis.

    The main assumptions used in the valuation relate to the impact of the implementation of the Hybrid Market Model that started on October 6, 2006 and is followed by the roll-out of all NYSE-listed securities starting early December. Although we believe that we are well prepared for the full implementation of the Hybrid Market Model as stated above, it is estimated that the Hybrid Market Model will negatively impact VDMS' future revenue levels. The anticipated decline in revenues will be partly offset by a reduction in the number of full-time equivalents as a result of the automation of much of our activity under the Hybrid Market Model. The discount rates used for valuation purposes of goodwill and specialist assignments approximate those levels disclosed in our 2005 Annual Report and are the equivalent of a post-tax rate of approximately 12% and 15%, respectively.

    An impairment loss, calculated as the difference between the estimated fair value and the carrying amount of the specialist assignments, was taken in the amount of EUR 20.2 million. This impairment negatively affected net result for the third quarter 2006 by EUR 8.0 million (after minority interest and tax effects).

    Based on the valuation, goodwill attributable to VDMS was not impaired as of September 30, 2006.

    The impairment charge as outlined above has increased the Group's USA deferred tax asset position (local and federal taxation). In combination with the forecasted lower level of income contribution of VDMS and its impact on the forecast of future taxable income, we have assessed that the USA deferred tax assets existing as of September 30, 2006 are impaired by approximately EUR 26.2 million (or 35% of our net deferred tax asset relating to our US operations).

    The impairment of specialist assignments and net deferred tax assets negatively affected net result for the third quarter 2006 by EUR 34.2 million (non-cash expenditure).

    It is our policy not to present any US GAAP interim financial data. We publish our US GAAP financial statements on Form 20-F, the most recent being filed with the SEC on June 23, 2006 in respect of the year 2005. However, since US GAAP accounting principles and the carrying value of goodwill and specialist assignments significantly differ from those applied and recognized under IFRS, please note that the valuations performed to substantiate the impairment test as outlined above and its impact on deferred tax assets, will result in a significantly higher net charge under US GAAP.

    Financial developments

    Revenues

    At EUR 33.1 million, our reported revenues in the third quarter were 18% lower than in the second quarter of 2006 and 24% above those earned in the third quarter of 2005. The factors that determined these comparisons were:

                             Q3 2006 vs. Q2 2006 Q3 2006 vs. Q3 2005
Acquisition Curvalue                         - %                +37%
Greenfield operations(1)                     +2%                 +3%
U.S. dollar impact                           -1%                 -2%
Organic                                     -19%                -14%
                             ------------------- -------------------
Total                                       -18%                +24%
------------------------------------------------ -------------------


    (1) Start-up activities

    The acquisition of Curvalue contributed EUR 10.0 million to our third quarter 2006 revenues compared to EUR 10.2 million for the second quarter. The greenfield operations contributed EUR 0.7 million in the third quarter compared to EUR 0.1 million for the second quarter. Organically, the third quarter revenues show a decline of EUR
7.8 million compared to the second quarter 2006 and a decline of EUR
4.3 million compared to the third quarter of 2005, due to less favorable trading conditions. The organic decline is mainly due to a decline in revenues in VDMS of EUR 5.3 million compared to the second quarter 2006 and EUR 5.2 million compared to the third quarter 2005.

    In dollar terms the decline in revenues of VDMS was 25% compared to the second quarter of 2006 and 22% compared to the third quarter of 2005.

    Operating expenses

    Operating expenses (impairment charges excluded) were EUR 3.9 million lower than those recognized in the second quarter 2006 and EUR
12.2 million higher than the third quarter of 2005. The consolidation of Curvalue accounted for EUR 8.2 million of total expenses recognized in the current quarter.

    Factors that influenced the comparison with the second quarter 2006 and/or third quarter 2005 are:

    -- Exchange, clearing and brokerage fees decreased by EUR 2.0 million compared to the second quarter 2006 and increased by EUR 3.5 million compared to the third quarter of 2005. The decrease compared to the second quarter is mainly due to lower trading volumes. The increase compared to the third quarter 2005 fully relates to the consolidation of Curvalue.

    -- An increase of fixed employee benefit expense by EUR 1.1 million compared to the second quarter of 2006 and by EUR 2.9 million compared to the third quarter 2005. The increase compared to the second quarter is mainly due to severance payments expenses in the amount of EUR 0.9 million related to the reduction of employees of VDMS, negatively affecting net result by EUR 0.4 million. The comparison with prior year is further affected by the consolidation of Curvalue.

    -- The G&A expenses for the second quarter 2006 included an amount of EUR 4.1 million in relation to the settlements reached in respect of litigation and regulatory proceedings in the US. Excluding these settlements G&A expenses increased by EUR 2.1 million mainly due to higher professional fees and expenses related to Greenfield operations.

    Operating profit

    Excluding the other gains and losses (net), the amortization expense and the impairment of fixed assets, operating profit amounted to EUR 3.1 million in the third quarter 2006 compared with EUR 6.6 million in the second quarter 2006 and EUR 8.3 million in the third quarter 2005.

    Foreign currency result

    Foreign currency result amounted to a gain of EUR 0.3 million, compared to a gain of EUR 1.1 million in the second quarter 2006 and a loss of EUR 0.1 million recognized in the third quarter 2005. The gain mainly resulted from the appreciation of the pound sterling during the third quarter of 2006 in combination with a net long position in pound sterling denominated monetary assets.

    Income tax

    Income tax expense in the third quarter 2006 is EUR 19.7 million, representing a consolidated effective tax rate of 135% (negative). In the preceding quarter the tax expense was EUR 1.5 million, or 22% (negative) (third quarter 2005: EUR 2.0 million, or 47%). Excluding the aforementioned exceptional tax charge of EUR 26.2 million, a tax benefit of EUR 6.5 million would have been recognized, representing a consolidated effective tax rate of 45%. This adjusted consolidated effective tax rate in the current quarter mainly reflects the impact of the impairment charges on intangibles in the USA.

    In the first nine months of 2006 the tax expense amounts to EUR
32.7 million compared to pretax income (after minority interest) of EUR 1.1 million. Adjusted for the EUR 26.2 million exceptional tax charge, the tax expense would amount to EUR 6.5 million. The relative high income tax expense compared to pretax income is mainly due to the non-tax deductible nature of the EUR 10.0 million impairment charge recognized on our brokerage business in the second quarter 2006, the non-tax deductibility of the settlement amount reached with the NYSE in connection with the stock loan investigation and the non-deductible nature of dividends on financing preferred shares that were recorded as expenses in the period up to April 5, 2006.

    Minority interest

    The decrease in minority interest compared to the second quarter 2006 and the third quarter 2005 is mainly due to the impairment charge on specialist assignments attributable to VDMS.

    Earnings per share

    The weighted average number of outstanding shares to calculate basic earnings per share is 45,504,926 for the third quarter 2006 and 45,300,852 for the first nine months of the year 2006, the latter being the number outstanding at year-end 2005 (excluding treasury shares) with - in addition - the weighted impact of the shares issued on January 2, 2006 in relation to the acquisition of Curvalue and the shares issuable in respect of the earn-out 2005, which are considered to be "earned" at acquisition date, and the number of shares issued as stock dividend in April 2006, adjusted for the average number of shares held by Curvalue in Van der Moolen Holding NV during the periods presented.

    For purposes of the determination of diluted EPS, the weighted average number of common shares outstanding is adjusted for the dilutive impact of the position that was held by Curvalue in options of Van der Moolen and for the estimated number of shares that are issuable in respect of the Curvalue earn-out arrangement for the year 2006. The dilutive impact of the earn-out arrangement is determined on a quarterly basis (the dilutive impact of contingently issuable shares are included as of the beginning of the period).

    Loss per common share was EUR 0.78 in the third quarter 2006, compared to a loss per common share of EUR 0.21 in the second quarter of 2006 and a profit per common share of EUR 0.06 in the third quarter of 2005. The impairment charge and severance payments expenses recognized in the third and second quarter 2006 negatively affected earnings per share by EUR 0.76 and EUR 0.25 respectively.

    Balance sheet

    Balance sheet total

    On September 30, 2006 our Balance Sheet total was approximately EUR 1.8 billion, more than twice the EUR 731 million recognized at December 31, 2005. This increase is mainly due to the increase of current assets and current liabilities, related to positions and clearing balances arising from the trading activities of Curvalue. From an economic perspective, the market risk on the security positions of Curvalue is limited.

    Intangible assets

    Intangible assets, including goodwill, increased from EUR 70.1 million at December 31, 2005 to EUR 87.4 million at September 30, 2006. This increase is mainly due to the recognition of intangibles including goodwill in relation to the Curvalue acquisition of EUR 52.9 million and net investments in software of EUR 2.1 million, partly offset by the impact of the depreciation of the U.S. dollar against the euro by EUR 4.5 million and the impairment charges of EUR 30.2 million and amortization charges of EUR 3.0 million recognized on intangibles attributable to Curvalue and VDMS.

    Deferred income tax assets

    Deferred tax assets decreased from EUR 80.8 million as of December 31, 2005 to EUR 51.2 at September 30, 2006. This decrease is mainly due to the derecognition of deferred tax assets in the amount of EUR
26.2 million and the depreciation of the U.S. dollar, partly offset by an increase as a result of tax benefit recognized on the impairment charges recognized in the third quarter 2006.

    Non-current cash and cash equivalents

    The non-current cash and cash equivalents reflect that part of cash and cash equivalents that is held by VDMS for purposes of compliance with the Net Liquid Asset ("NLA") requirement set by the New York Stock Exchange (restricted as such for a period in excess of one year). The total NLA requirement amounts to $ 139 million (approximately EUR 110 million) at September 30, 2006, a reduction of approximately $ 100 million (approximately EUR 79 million) compared to December 31, 2005. This reduction will be phased in over a period of nine months and started with a relief in the third quarter 2006 of approximately $ 32 million (EUR 25 million). Further reductions will be taken in three, six and nine months from the original effective date of August 2, 2006. The reduction in the third quarter 2006 was used for the repayment of $ 22 million (EUR 17 million) on subordinated debt and the repayments made on capital accounts of the minority members.

    Cash and cash equivalents

    The Group has approximately EUR 23 million of freely-available cash (including disposition on security positions and other assets) (December 31, 2005: EUR 39 million). Further, it has EUR 15 million of committed credit lines available until the end of 2006. The decrease mainly relates to investments made during the first nine months and repayments on subordinated debt and on capital accounts of minority members. These cash outflows were partly offset by the first phase of the NLA reduction as discussed above.

    Available-for-sale assets

    NYSE Group shares

    We currently own 299,122 NYSE Group shares that were acquired through the conversion of the six NYSE memberships in March 2006 less the number that was subsequently sold in the so-called secondary offering. The balance sheet at September 30, 2006, reflects the number of NYSE Group shares owned at the quoted bid price of those shares.

    Other investments

    The other available-for-sale investments as recognized on the balance sheet as at September 30, 2006 relate to the investment in ISE Stock Exchange LLC of $ 3 million (EUR 2.4 million) and the preliminary investment in CBOE Stock Exchange LLC of $ 4.5 million (EUR 3.6 million).

    Guarantee capital

    Guarantee capital, which consists of total equity plus the non-current portion of our subordinated indebtedness (including financing preferred capital and capital contributions from minority members), decreased from EUR 411.4 million as at December 31, 2005 to EUR 352.2 million as at September 30, 2006.

    The decrease is mainly due to the recognition of the loss over the nine months of 2006, the classification of the current portion of the subordinated loans as current liabilities and the depreciation of the US dollar (the U.S. dollar depreciated against the euro: at December 31, 2005 the euro/dollar rate was 1.1829 compared to 1.2660 at September 30, 2006). Furthermore, in September 2006 repayments were made on the capital accounts of minority members in the amount of $
4.9 million (EUR 3.9 million). The increase in issued shares and issuable shares as a result of the acquisition agreement with Curvalue and the contribution to the dividend reserve of our preferred financing shares partly offset the aforementioned factors.

    Cash flow

    Cash flow from operating activities

    Cash flow from operating activities amounted to EUR 57.4 million in the first nine months of 2006. The income cash flow had a positive contribution of EUR 18.7 million and the non-current cash and cash equivalents showed a positive cash flow of EUR 65.4 million mainly due to the relief on the NLA requirement. These positive cash flows are partly offset by a cash outflow related to the working capital of EUR
26.7 million.

    Cash flow from investing activities

    Cash flow from investing activities amounted to EUR 8.4 million, mainly following the cash consideration received in relation to the NYSE merger, the receipt of the proceeds of the secondary offering of NYSE Group shares in May 2006 and the receipt of the proceeds in January 2006 of the sale of four memberships in December 2005. The acquisition of Curvalue contributed EUR 0.4 million to cash flow from investing activities, being the balance of cash held by this entity less the EUR 5.0 million cash consideration paid on January 2, 2006. In the third quarter 2006, investment in ISE Stock Exchange LLC, CBOE Stock Exchange LLC and the cash outflow related to the Option to transfer the securities portfolio and the assignment of the portfolio contracts from Hills Independent Traders Ltd amounted to EUR 10.2 million. This Option is presented as other current assets on the balance sheet due to its short term nature.

    Cash flow from financing activities

    Cash flow from financing activities amounted to EUR 50.1 million negative, mainly as a result of the repayments of subordinated debt in March and August 2006, interest payments, dividend payments made in April 2006, and distributions and capital repayments to (former) members of VDMS.

    Subsequent events

    In addition to the disclosure reported in our Annual Report 2005, note 32 "commitments and contingent liabilities", we report that on October 31, 2006 we have received information with respect to a regulatory proceeding in connection with the CBOE trading activities of Van der Moolen Options USA, LLC in its capacity as Designated Primary Market Maker or through its designee members. With respect to this investigation there can be no assurance as to the outcome or timing of this matter.

    Mr. Leo Pruis has resigned as managing director and CFO of Van der Moolen Holding N.V. For details we refer to our press release dated October 16th 2006.

    On October 15th 2006, we have exercised our option right to transfer the securities portfolio and the assignment of the portfolio contracts from Hills Independent Traders Ltd to Van der Moolen
Equities Ltd.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


                     Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                          (IFRS, Unaudited)
----------------------------------------------------------------------
(amounts in millions of          Q3         Q3     %          Q2    %
 Euros, except per
 share data)                  2006       2005              2006
----------------------- ---------------------------- -----------------

Revenues                      33.1       26.7    24%       40.5  -18%

Other gains and losses
 - net                           -        0.9  -100%       (0.9)-100%

Exchange, clearing and
 brokerage fees               (9.0)      (5.5)   64%      (11.0) -18%
Fixed employee benefit
 expense                      (9.1)      (6.2)   47%       (8.0)  14%
Variable employee
 benefit expense              (1.9)      (1.4)   36%       (3.3) -42%
Lease of exchange
 memberships/ trading
 licenses                     (0.7)      (0.8)  -13%       (0.7)   0%
Information and
 communication expense        (1.8)      (0.7)  157%       (1.5)  20%
Depreciation expenses         (0.6)      (0.4)   50%       (0.5)  20%
Amortization expenses         (1.0)      (0.4)  150%       (1.0)   0%
Impairment of
 intangible assets           (20.2)         -             (10.0)
General and
 administrative
 expenses                     (6.9)      (3.4)  103%       (8.9) -22%

Total operating
 expenses                    (51.2)     (18.8)  172%      (44.9)  14%

Operating profit (loss)      (18.1)       8.8  -306%       (5.3) 242%

Finance cost of
 financing preferred
 shares                          -       (0.7)                -
Interest on minority
 members' capital             (0.4)      (0.3)             (0.3)
Foreign currency result
 - net                         0.3       (0.1)              1.1
Other finance costs -
 net                          (1.6)      (2.3)             (1.7)

Profit (loss) before
 income tax from
 continuing operations       (19.8)       5.4  -467%       (6.2) 219%
Income tax benefit /
 (expense)                   (19.7)      (2.0)             (1.5)

Profit (loss) for the
 period                      (39.5)       3.4 -1262%       (7.7) 413%
Profit attributable to
 minority interest            (5.2)       1.1               0.7
Preferred financing
 dividend                      1.0          -               1.0
Profit (loss)
 attributable to common
 equity holders of the
 Company                     (35.3)       2.3 -1635%       (9.4) 276%
----------------------- ---------------------------- -----------------

----------------------- ---------------------------- -----------------
Average number of
 common shares
 outstanding            45,504,926 39,343,295    16% 45,453,298    0%
Diluted average number
 of common shares
 outstanding            46,559,443 39,343,295    18% 45,894,242    1%
Per common share data:
Profit (loss) from
 continuing operations
 per common share            (0.78)      0.06 -1427%      (0.21) 275%
Diluted profit (loss)
 from continuing
 operations per common
 share                       (0.76)      0.06 -1397%      (0.20) 270%
Profit (loss) per
 common share                (0.78)      0.06 -1427%      (0.21) 275%
Diluted profit (loss)
 per common share            (0.76)      0.06 -1397%      (0.20) 270%
----------------------- ---------------------------- -----------------

                     Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                          (IFRS, Unaudited)
----------------------------------------------------------------------
(amounts in millions of Euros, except         9 months   9 months    %
 per share data)
                                                 2006       2005
----------------------------------------  ----------------------------

Revenues                                        112.6       81.3   38%

Other gains and losses - net                     21.1        0.7 2914%

Exchange, clearing and brokerage fees           (29.9)     (15.4)  94%
Fixed employee benefit expense                  (25.5)     (20.3)  26%
Variable employee benefit expense                (9.4)      (3.9) 141%
Lease of exchange memberships/ trading
 licenses                                        (2.0)      (3.2) -38%
Information and communication expense            (4.8)      (2.1) 129%
Depreciation expenses                            (1.7)      (1.1)  55%
Amortization expenses                            (3.0)      (1.2) 150%
Impairment of intangible assets                 (30.2)         -
General and administrative expenses             (21.3)     (13.0)  64%

Total operating expenses                       (127.8)     (60.2) 112%

Operating profit (loss)                           5.9       21.8  -73%

Finance cost of financing preferred
 shares                                          (1.1)      (2.2)
Interest on minority members' capital            (1.0)      (0.9)
Foreign currency result - net                     1.1        2.7
Other finance costs - net                        (5.4)      (6.2)

Profit (loss) before income tax from
 continuing operations                           (0.5)      15.2 -103%
Income tax benefit / (expense)                  (32.7)      (6.0)

Profit (loss) for the period                    (33.2)       9.2 -461%
Profit attributable to minority interest         (1.6)       3.6
Preferred financing dividend                      2.0          -
Profit (loss) attributable to common
 equity holders of the Company                  (33.6)       5.6 -700%
----------------------------------------  ----------------------------

----------------------------------------  ----------------------------
Average number of common shares
 outstanding                               45,300,852 38,926,051   16%
Diluted average number of common shares
 outstanding                               46,355,370 38,926,051   19%
Per common share data:
Profit (loss) from continuing operations
 per common share                               (0.74)      0.14 -616%
Diluted profit (loss) from continuing
 operations per common share                    (0.72)      0.14 -604%
Profit (loss) per common share                  (0.74)      0.14 -616%
Diluted profit (loss) per common share          (0.72)      0.14 -604%
----------------------------------------  ----------------------------


Van der Moolen Holding N.V.             Q3      Q3    %       Q2     %
Revenue breakdown in millions of
 Euros                               2006    2005          2006
---------------------------------- ------- ------- ---- -------- -----
VDM Specialists                      15.7    20.9  -25%    21.0   -25%
Net gain on principal transactions    9.9    13.5  -27%    13.9   -29%
Commissions                           4.6     5.3  -13%     5.0    -7%
Other                                 1.2     2.1  -43%     2.1   -43%
European Trading                      6.7     5.8   16%     9.2   -27%
Curvalue Principal Trading            6.3       -           6.4    -2%
Curvalue Brokerage                    3.7       -           3.8    -3%
Unallocated and Holding               0.7       -           0.1
---------------------------------- ------- ------- ---- -------- -----
Total revenues                       33.1    26.7   24%    40.5   -18%
---------------------------------- ------- ------- ---- -------- -----

---------------------------------- ------- ------- ---- -------- -----
Van der Moolen Holding N.V.             Q3      Q3    %       Q2     %
Operating profit before other
 gains and losses (net), before
 amortization of intangible fixed
 assets and before impairment,
 breakdown in millions of Euros      2006    2005          2006
------------------------------------------ ------- ---- -------- -----
VDM Specialists                       4.0     9.2  -57%     8.3   -52%
European Trading                      0.2     0.6  -67%     2.5   -92%
Curvalue Principal Trading            2.6       -           1.7    53%
Curvalue Brokerage                    0.3       -          (0.2) -250%
Unallocated and Holding              (4.0)   (1.5) 167%    (5.7)  -30%
---------------------------------- ------- ------- ---- -------- -----
Total operating profit before
 other gains and losses (net),
 before amortization of intangible
 fixed assets and before
 impairment                           3.1     8.3  -63%     6.6   -53%
------------------------------------------ ------- ---- -------- -----

---------------------------------- ------- ------- ---- -------- -----
VDM Specialists (VDMS)                  Q3      Q3            Q2
Key figures (IFRS)                   2006    2005          2006
---------------------------------- ------- ------- ---- -------- -----
VDM Specialists revenues ($
 million)                            19.9    25.5          26.5
Net gain on principal transactions   12.8    16.5          17.8
Commissions                           5.8     6.4           6.3
Other                                 1.3     2.6           2.4
Total share volume of trading on
 NYSE (million)                    96,181  94,586       109,152
Share volume of trading in VDMS
 assignments (million)             11,617  11,436        13,307
VDMS market share in share volume
 NYSE a)                             12.1%   12.1%         12.2%
VDMS share volume of principal
 shares traded (million)            1,355   1,884         1,683
Participation rate a)                11.7%   16.5%         12.6%
VDMS value of principal shares
 traded ($ billion)                  60.1    76.4          76.4
VDMS net gain on principal
 transactions ($ million)            12.8    16.5          17.8
Realization rate (basis points)       2.1     2.2           2.3
---------------------------------- ------- ------- ---- -------- -----

Van der Moolen Holding N.V.                    9 months 9 months    %
Revenue breakdown in millions of Euros            2006     2005
---------------------------------------------- -------- -------- ----
VDM Specialists                                   59.3     65.7  -10%
Net gain on principal transactions                38.7     45.3  -15%
Commissions                                       15.1     16.0   -6%
Other                                              5.5      4.4   25%
European Trading                                  23.8     15.6   53%
Curvalue Principal Trading                        17.8        -
Curvalue Brokerage                                10.9        -
Unallocated and Holding                            0.8        -
---------------------------------------------- -------- -------- ----
Total revenues                                   112.6     81.3   38%
---------------------------------------------- -------- -------- ----

---------------------------------------------- -------- -------- ----
Van der Moolen Holding N.V.                    9 months 9 months    %
Operating profit before other gains and losses
 (net), before amortization of intangible
 fixed assets and before impairment, breakdown
 in millions of Euros                             2006     2005
---------------------------------------------- -------- -------- ----
VDM Specialists                                   21.4     28.0  -24%
European Trading                                   4.7      1.2  292%
Curvalue Principal Trading                         5.1        -
Curvalue Brokerage                                (0.2)       -
Unallocated and Holding                          (13.0)    (6.9)  88%
---------------------------------------------- -------- -------- ----
Total operating profit before other gains and
 losses (net), before amortization of
 intangible fixed assets and before impairment    18.0     22.3  -19%
---------------------------------------------- -------- -------- ----

---------------------------------------------- -------- -------- ----
VDM Specialists (VDMS)                         9 months 9 months
Key figures (IFRS)                                2006     2005
---------------------------------------------- -------- -------- ----
VDM Specialists revenues ($ million)              73.5     83.1
Net gain on principal transactions                47.8     57.4
Commissions                                       18.7     20.2
Other                                              7.0      5.5
Total share volume of trading on NYSE
 (million)                                     309,947  287,653
Share volume of trading in VDMS assignments
 (million)                                      37,737   35,398
VDMS market share in share volume NYSE a)         12.2%    12.3%
VDMS share volume of principal shares traded
 (million)                                       4,946    6,069
Participation rate a)                             13.1%    17.1%
VDMS value of principal shares traded ($
 billion)                                        218.4    236.6
VDMS net gain on principal transactions ($
 million)                                         47.8     57.4
Realization rate (basis points)                    2.2      2.4
---------------------------------------------- -------- -------- ----

Source: NYSE, Van der Moolen

a) The determination of the market share and participation rate is based on share volume transacted on the NYSE as provided by the NYSE to the specialist community. Last years' calculations were originally based on the dollar value of those transactions. Comparative figures have been adjusted accordingly.


                     Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                          (IFRS, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)         September 30,     December 31,
                                        2006                      2005
-------------------------------------- -------------------------------
Assets
Non-current assets
Goodwill                                  47.4            24.8
Other intangible assets                   40.0            45.3
Property, plant and equipment              6.2             4.0
Deferred income tax assets                51.2            80.8
Retirement benefit plans and other
 long-term benefits                        3.6             3.4
Loans and receivables                      0.4               -
Available-for-sale financial assets       23.5            18.0
Cash and cash-equivalents                109.9           188.5

                                       --------          ------
                                                  282.2         364.8
Current assets
Securities owned                       1,030.7            91.8
Due from clearing organizations and
 professional parties                    264.1           127.6
Loans and receivables                        -             5.0
Current income tax receivables            11.6             8.9
Other current assets and prepaid
 expenses                                  9.6            17.4
Cash and cash-equivalents                180.7           115.8

                                       --------          ------
                                                1,496.7         366.5
-------------------------------------- -------- --------------- ------
Total assets                                    1,778.9         731.3
-------------------------------------- -------- --------------- ------

Equity and liabilities
Capital and reserves attributable to
 the Company's equity holders            265.1           221.2
Minority interest                          4.9            10.9

                                       --------          ------
Total equity                                      270.0         232.1
Non-current liabilities
Financing preferred shares                   -            51.4
Capital of minority members               14.6            16.3
Subordinated borrowings                   67.6           111.6
Long-term borrowings                       1.0             1.4
Deferred income tax liabilities           10.4             1.1

                                       --------          ------
                                                   93.6         181.8
Current liabilities
Securities sold, not yet purchased       948.5            77.7
Due to clearing organizations and
 professional parties                    238.2            65.9
Due to customers                           4.4               -
Short-term borrowings                     38.8            33.8
Bank overdrafts                          160.4           114.2
Current income tax liabilities             2.9             4.3
Provisions                                 4.2             3.1
Other current liabilities and accrued
 expenses                                 17.9            18.4

                                       --------          ------
                                                1,415.3         317.4
-------------------------------------- -------- --------------- ------
Total equity and liabilities                    1,778.9         731.3
-------------------------------------- -------- --------------- ------


-------------------------------------- -------- --------------- ------
Guarantee capital                                 352.2         411.4
-------------------------------------- -------- --------------- ------


                     Van der Moolen Holding N.V.
                 Consolidated statement of cash flow
                          (IFRS, unaudited)

Consolidated statement of cash flow
------------------------------------------ ------ ------ ------ ------
(Amounts in millions of Euros)               9 months      9 months
                                               2006         2005(1)
------------------------------------------ ------------- -------------
Cash flow from operating activities
(Loss) / profit attributable to common
 equity holders of the parent              (33.6)          5.6
(Loss) / profit attributable to minority
 interest                                   (1.6)          3.6

Adjustments for:
Income tax expense                          32.7           6.0
Depreciation and amortization of fixed
 assets                                      4.7           2.3
Impairment of intangibles                   30.2             -
Preferred financing dividend (non-cash
 expense)                                    3.1           2.2
Foreign currency result - net               (1.1)         (2.7)
Finance cost- other, net                     6.4           7.1
Gain on NYSE memberships                   (21.1)            -
Distributions                                  -          (1.1)
Fair value loss on interest-rate swaps         -           0.2
Movement in provisions                       1.3             -
NYSE/SEC settlement                            -          (4.8)
Income tax (paid) / received, net           (2.3)         (6.4)
                                           ------        ------
                                                   18.7          12.0
(Increase) / decrease in non-current cash
 and cash equivalents                              65.4             -
(Increase) / decrease in working capital          (26.7)         (7.4)
                                                  ------        ------
                                                   57.4           4.6
Cash flow from investing activities
Investments in tangible fixed assets, net
 of divestments                             (3.0)         (0.4)
Investments in intangible fixed assets      (2.1)         (0.9)
Acquisition group companies, less cash
 balances held                               0.4             -
Dividends and distributions                    -           1.1
Financial investments                      (10.2)            -
Proceeds from NYSE memberships              22.5             -
Interest received                            0.8           0.6
                                                  ------        ------
                                                    8.4           0.4
Cash flow from financing activities
Repayments of subordinated borrowings and
 long-term borrowings                      (25.6)         (7.9)
Sale of treasury shares                      0.7             -
Interest paid                              (10.0)        (11.1)
Proceeds from termination of interest rate
 swaps                                         -           0.3
Dividend payment                            (2.3)         (3.2)
Preferred financing dividend                (2.9)         (2.9)
Distributions paid to minority members,
 net of capital contributed                 (6.6)         (2.3)
Capital repayment former members of VDM
 Specialists                                (3.4)         (3.1)
                                                  ------        ------
                                                  (50.1)        (30.2)
Currency exchange differences on cash and
 cash-equivalents, net of bank overdrafts           3.0          (2.7)

Change in cash and cash-equivalents, net
 of amounts of bank overdrafts                     18.7         (27.9)

Cash and cash-equivalents, net of amounts
 of bank overdrafts at January 1,                   1.6          40.1

                                                  ------        ------
Cash and cash-equivalents, net of amounts
 of bank overdrafts at September 30,               20.3          12.2
------------------------------------------------- ------------- ------
(1) adjusted for presentation purposes


                     Van der Moolen Holding N.V.
               Movement schedule of shareholders'equity
                          (IFRS, unaudited)

Movement in shareholders'equity
------------------------------------------ ------ ------ ------ ------
(Amounts in millions of euros)               9 months      9 months
                                               2006          2005
------------------------------------------ ------------- -------------

Shareholders' equity at January 1                 221.2         234.4
Preferred financing shares                  51.4             -
Issued common shares and issuable shares
 (Curvalue acquisition), net of shares
 held in treasury                           44.1             -
Change in accounting principles due to
 adoption IAS 32 / IAS 39                      -         (51.5)
Cash dividend                               (2.3)         (3.2)
Currency exchange differences              (15.3)         20.9
Profit attributable to common shareholders
 for the period                            (33.6)          5.6
Contribution to dividend reserve financing
 preferred shareholders                      3.1             -
Sale of treasury shares                      0.7             -
Fair value change available-for-sale
 assets, net of taxation                    (4.2)          1.8
Stock option expense                           -           0.1
Other                                          -          (0.1)
                                                  ------        ------
                                                   43.9         (26.4)
                                                  ------        ------
Shareholders' equity at September 30              265.1         208.0
------------------------------------------ ------ ------ ------ ------


    Basis of presentation

    This interim report for the nine months ended 30 September 2006 is prepared in accordance with IAS 34 - Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of Van der Moolen Holding NV for the year ended 31 December 2005 as included in the Annual Report 2005. Van der Moolen's 2005 consolidated financial statements are prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union ('EU'). In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2005. This interim financial report is unaudited.

    Explanatory notes

    Explanatory notes to the financial data reported are included in the front part of this interim report. To avoid duplication of data this information is not repeated.


    CONTACT: Van der Moolen NV
             Investor Relations/Corporate Communications
             T: +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VAN DER MOOLEN HOLDING N.V.

         Date: 14 November 2006                 By: /s/ Richard E. den Drijver

                                                    ---------------------------

                                                name: Richard E. den Drijver
                                                title: Chairman of the Executive
                                                Board


                                                By: /s/ Casper F. Rondeltap

                                                    ----------------------------
                                                name : Casper F. Rondeltap
                                                title: Member of the Executive
                                                Board

----------------------------------------------------------